Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES PRIVATE PLACEMENT

January 24, 2003 - AMERICAN BONANZA GOLD MINING CORP. (the “Corporation”) announces it has negotiated, subject to regulatory approval and formal documentation, a brokered private placement with Canaccord Capital Corporation (“Canaccord”) totaling 15,909,090 units of the Corporation at a price of $0.22 per unit, for gross proceeds of $3,500,000 with an over allotment option of 15%. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.28 for a period of one year. The proceeds of the private placement will be applied to general corporate working capital and be used for the further exploration and development of the Copperstone project.

About American Bonanza
American Bonanza is engaged in the acquisition, exploration and development of high-grade precious metal properties. American Bonanza’s innovative metallogenic techniques developed at considerable expense represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. American Bonanza’s metallogenic techniques have involved technical pioneering in terms of geological data analysis, hardware and software applications and will be the catalyst for future corporate growth.

Additional information about American Bonanza can be obtained at www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023

American Bonanza Gold Mining Corp.
Suite 1606 – 675 West Hastings Street
Vancouver, BC V6B 1N2
Telephone: (604) 699-0023
Facsimile: (604) 676-2461